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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2004

                                   ----------

                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                       4-1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan
                    (Address of principal executive offices)

                                   ----------

             [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F __X__ Form 40-F _____

  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.]

                               Yes ____ No __X__

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2004

                                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.

                                     By:   /s/ Atsushi Inamura
                                        -------------------------------------
                                        Name:  Atsushi Inamura
                                        Title: Chief Manager, General Affairs
                                               Corporate Administration Division

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                                          Mitsubishi Tokyo Financial Group, Inc.
                                                 Tokyo Stock Exchange Code; 8306

       The results of operations for the fiscal year ended March 31, 2004

Tokyo, May 24, 2004 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG; President:
Shigemitsu Miki) announced the results of operations for the fiscal year ended March 31, 2004, to which, among other things, a decrease in credit related costs contributed.

The results of operations for the fiscal year ended March 31, 2004

                                     (in billions of Japanese yen, except for percentages)
------------------------------------------------------------------------------------------
                    Announced         Actual results for the fiscal year ended March 31,
                    earnings          2004
                    projections*                     -------------------------------------
                                                       Increase      Increase
                                                      (decrease)    (decrease) ratio
------------------------------------------------------------------------------------------
Ordinary income         2,700.0             2,555.1      (144.9)               (5.3%)
------------------------------------------------------------------------------------------
Ordinary profit           530.0               578.3        48.3                 9.1%
------------------------------------------------------------------------------------------
Net income                425.0               560.8       135.8                31.9%
------------------------------------------------------------------------------------------

*Announced on November 25, 2003.

                                      * * *

Inquiries: Katsuhiko Ishizuka
           Chief Manager, Financial Policy Division
           Tel. 81-3-3240-8211